Exhibit 99.1

China Xiniya Fashion Limited Reports 2013 Second Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—August 19, 2013—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the second quarter of 2013. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Second Quarter 2013 Highlights

•	Revenue during the second quarter of 2013 increased by 0.9% to RMB222.9 million, as compared to RMB220.9 million in the second quarter of 2012, which is within the prior guidance range of (4)% to 1%.
•	Gross margin was 28.5% in the second quarter of 2013 as compared to 33.0% in the second quarter of 2012.
•	Profit before taxation during the second quarter of 2013 declined by 46.3% to RMB15.2 million as compared to RMB28.3 million in the second quarter of 2012.
•	Net profit in the second quarter of 2013 declined by 55.5% to RMB9.0 million as compared to RMB20.2 million in the second quarter of 2012.
•	Earnings per ADS were $0.03 in the second quarter of 2013 as compared to $0.06 per ADS in the second quarter of 2012, which exceeded the prior guidance range of $(0.03) to $0.01 per ADS.
•
Xiniya’s network of authorized retailers had a net reduction of 18 retail outlets in the second quarter of 2013; consisting of 55 new retail outlets opened, 72 retail outlets and one flagship store closed. As of June 30, 2013 the total number of authorized retail outlets was 1,658.

Recent developments

•
The Company plans on holding its 2014 Spring/Summer Collection Sales Fair in Xiamen, Fujian Province in September 2013. During the sales fair, the Company’s distributors and authorized retailers will view the newest collection and place their orders. The Company will deliver the orders to its distributors primarily during the first half of 2014, upon which the distributors will then either deliver these products to their authorized retailers or sell them in their own retail outlets.

•
The Company placed new billboard advertisements across 22 provinces during the second quarter of 2013, with plans to gradually add more until the end of the year. These billboards are intended to enhance brand awareness of the Company’s products and are specifically targeted at travelers and prospective authorized retailers.

Guidance

•	Revenue in RMB for the third quarter of 2013 is expected to be in the range of (7)% to (2)%.
•	Earnings per ADS in the third quarter of 2013 are expected to be in the range of $0.01 to $0.06.

“I am pleased to report another quarter of healthy top line revenue growth as we continue to implement our strategy in the midst of intense competition,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “The Chinese menswear industry has begun to consolidate itself as weaker brands are acquired or eliminated. Aggressive discounting by other menswear brands has exacerbated the situation and reduced the profitability of the industry as a whole, putting enormous financial pressure on many of our competitors. While the slowing economy has dampened the sentiment of our distributors and authorized retailers, I am confident that the strategy we have implemented will aid us as we adapt our business to the rapidly changing environment, bide our time, and effectively deploy our solid capital position as we seek out future opportunities. The current industry lull has provided us with a golden opportunity to revamp our retail outlets and make the necessary changes to ensure the long-term sustainability of our business and brand.”

“I am confident that our revenue and profitability will continue to recover as we begin to see the full impact of the long-term and short-term initiatives we have put in place over the past few quarters. In the long term, we continue our efforts to retain our existing retailers as well as attract prospective retailers to join us. This has been done through a shop rack subsidy initiative, which was further supported by efforts to increase the amount of retail space to improve the quality of our current stores. We expect that these initiatives will yield an increase in orders over the long-term as we work jointly with our distributors to open retail outlets in better, more commercially attractive locations. In the short term, we have placed a number of new billboard advertisements that now span across 22 of China’s provinces. We plan on gradually increasing the momentum of this advertising campaign up until December 2013 in order to enhance brand awareness and specifically target travelers and prospective authorized retailers. Furthermore, we will continue to support our distributors by increasing our sales rebates. As evidenced by the positive effect, I am confident that the efforts we have put forth will continue to help our distributors and authorized retailers achieve reasonable returns in such a slow economy. We will continue to work diligently in our pursuit of long-term sustainable growth and enhanced shareholder value.”

 Second Quarter 2013 Results

Revenue for the second quarter of 2013 was RMB222.9 million, compared with revenue of RMB220.9 million for the second quarter of 2012, which represents a 0.9% increase. The Company delivered approximately 1.27 million units to it’s distributors during the second quarter of 2013, compared with 1.49 million units during the second quarter of 2012. The total retail outlet count as of June 30, 2013 was 1,658. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2012	As of June 30, 2013
Company-operated flagship stores	2	1
Managed by distributors	113	109
Distributor-operated flagship stores	5	5
Managed by authorized retailers	1,590	1,543
Total outlet count	1,710	1,658

Gross profit decreased to RMB63.6 million in the second quarter of 2013 from RMB72.9 million in the second quarter of 2012. Gross margin was 28.5% in the second quarter of 2013 as compared with 33.0% in the second quarter of 2012. The decrease in gross margin was primarily due to the reduced prices offered by the Company for its 2013 Spring and Summer collections and the increased rebates offered by Xiniya to further enhance its distributors’ and authorized retailers’ ability to compete in an increasingly challenging retail environment.

Interest and other income was RMB4.5 million in the second quarter of 2013 as compared to RMB4.4 million in the second quarter of 2012. The increase was modest mainly due to the lower time deposits of RMB390 million placed with banks in the second quarter of 2013 as compared to time deposits of RMB500 million placed with banks in the second quarter of 2012.

Selling and distribution expenses in the second quarter of 2013 increased to RMB44.4 million from RMB40.3 million in the second quarter of 2012. The increase was primarily due to an increase of RMB4.1 million in rack expenses for authorized retailers.

As part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished since July 2011. During the second quarter of 2013, the Company paid for shop rack, signage and various outlet-related accessories for 55 new retail outlets and refurbished 78 existing retail outlets, which includes expanding floor space for 17 existing retail outlets, as compared to 60 new retail outlets and 80 refurbished retail outlets during the second quarter of 2012. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help attract new consumers and improve the presentation of Xiniya’s products, all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB26.5 million, or 11.9% of revenue, in the second quarter of 2013, compared with RMB22.3 million, or 10.1% of revenue during the second quarter of 2012.

Administrative expenses decreased to RMB8.4 million in the second quarter of 2013 from RMB8.7 million in the second quarter of 2012. The decrease was primarily due to exchange losses incurred during the second quarter of 2012 which have turned into exchange gains in the second quarter of 2013.

Profit before taxation was RMB15.2 million in the second quarter of 2013, compared with RMB28.3 million in the second quarter of 2012.

Income tax expense in the second quarter of 2013 was RMB6.3 million, compared with RMB8.1 million in the second quarter of 2012.

Profit after taxation for the second quarter of 2013 was RMB9.0 million, compared with RMB20.2 million in the second quarter of 2012.  Earnings per ADS were $0.03 in the second quarter of 2013, compared to $0.06 per ADS in the second quarter of 2012.

Financial Position

As of June 30, 2013, the Company had cash and cash equivalents of RMB1.0 billion, and time deposits of RMB120.0 million held at banks with maturities of more than three months.

As of June 30, 2013, the Company had trade receivables of RMB232.8 million, arising from sales from February 2013 to June 2013.

Prepayments to suppliers are prepayments paid to contract manufacturers for orders received from distributors and authorized retailers during sales fair. The increase in these prepayments to suppliers from December 31, 2012 is primarily due to prepayments to the contract manufacturers for the Company’s 2013 Fall and Winter collection orders.

Deposits received from distributors are primarily related to payments made by distributors for orders placed with the Company. The increase in these deposits from December 31, 2012 is primarily due to prepayments received from these distributors for the Company’s 2013 Fall and Winter collection orders.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on August 19, 2013, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:
- USA: 1866 978 9970
- China:  8008 0361 03
- Hong Kong: 3027 5500
- International access: +852 3027 5500
Participant PIN Code: 448615#

 A live webcast of the conference call will be available on:  http://www.mzcan.com/cancast/us/index.php?id=usXNY_26&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through August 26, 2012 at 8 a.m. EDT.

The dial-in details for the replay are as follows:
- Hong Kong:  +852 3027 5520
- China: 800 876 5016
- USA: 1866 753 0743
Conference Reference: 168218#

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.1325 on July 1, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited
Mr. Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com

Christensen
Ms. Kimberly Minarovich
Telephone: +1 212-542-0795 in New York
Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands, except per share and per ADS amounts)

	Three months ended June 30			Six months ended June 30
	2012 RMB	2013 RMB	2013 USD	2012 RMB	2013 RMB	2013 USD

Revenue	220,929	222,925	36,351	433,268	444,091	72,416
Cost of sales	(147,992)	(159,338)	(25,982)	(288,022)	(312,698)	(50,990)
Gross profit	72,937	63,587	10,369	145,246	131,393	21,426

Interest and other income	4,364	4,496	733	9,414	8,715	1,421
Selling and distribution expenses	(40,266)	(44,433)	(7,246)	(51,418)	(61,329)	(10,001)
Administrative expenses	(8,747)	(8,414)	(1,372)	(17,073)	(17,191)	(2,803)
Profit before taxation	28,288	15,236	2,484	86,169	61,588	10,043
Income tax expense	(8,056)	(6,261)	(1,021)	(22,708)	(19,386)	(3,161)
Profit for the period	20,232	8,975	1,463	63,461	42,202	6,882

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	2,203	(382)	(62)	1,687	(641)	(105)
Total comprehensive income for the period	22,435	8,593	1,401	65,148	41,561	6,777

Earnings per share - basic and diluted (in RMB)	0.09	0.04	—	0.28	0.19	—
Earnings per ADS – basic and diluted (in USD)	0.06	—	0.03	0.17	—	0.12

Weighted average shares outstanding in the period (‘000)	230,030	227,717	227,717	230,395	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	57,508	56,929	56,929	57,599	56,929	56,929

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As of December 31,	As of June 30,
	2012	2013	2013
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	15,512	12,050	1,965
Intangible assets	12,695	9,659	1,575
Deposit for land use right	8,854	8,854	1,444
Total non-current assets	37,061	30,563	4,984

Current assets
Cash and cash equivalents	1,096,103	993,356	161,982
Time deposits held at banks with maturity over three months	50,000	120,000	19,568
Trade receivables	351,989	232,829	37,966
Prepayments to suppliers	88,894	177,630	28,965
Inventories	10,157	54,064	8,816
Other receivables and prepayments	14,141	55,663	9,077
Total current assets	1,611,284	1,633,542	266,374

Total assets	1,648,345	1,664,105	271,358

Equity and liabilities
Equity
Share capital	77	77	13
Additional paid-in capital	519,077	519,077	84,644
Statutory reserve	112,138	112,138	18,286
Currency translation reserve	(19,122)	(19,763)	(3,223)
Retained earnings	790,837	833,562	135,925
Total equity	1,403,007	1,445,091	235,645

Current liabilities
Trade payables	90,563	66,618	10,863
Deposits received from distributors	101,600	134,000	21,851
Other payables and accruals	34,034	12,324	2,009
Current income tax payable	19,141	6,072	990
Total current liabilities	245,338	219,014	35,713

Total equity and liabilities	1,648,345	1,664,105	271,358

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	Six months ended June 30
	2012	2013	2013
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	86,169	61,588	10,043
Adjustments for:
Depreciation of property, plant and equipment	2,189	2,559	417
Amortization of intangible assets	—	1,160	189
Loss on disposal of property, plant and equipment	230	971	158
Interest income	(8,858)	(7,516)	(1,225)
Foreign exchange losses/(gains)	1,771	(655)	(106)
Share-based compensation	987	523	85
Operating profit before working capital changes	82,488	58,630	9,561
Decrease in trade receivables	191,567	119,160	19,431
Increase in prepayments to suppliers	(102,986)	(88,736)	(14,470)
Increase in inventories	(60,256)	(43,907)	(7,160)
Increase in other receivables and prepayments	(16,648)	(37,778)	(6,160)
Increase/(decrease) in trade payables	41,145	(23,945)	(3,905)
Increase in deposits received from distributors	39,400	32,400	5,283
Decrease in other payables and accruals	(19,734)	(21,710)	(3,540)
Cash generated by operating activities	154,976	(5,886)	(960)
Income tax paid	(52,160)	(32,455)	(5,292)
Net cash generated by operating activities	102,816	(38,341)	(6,252)
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(120,000)	(70,000)	(11,415)
Proceeds from the disposal of property, plant and equipment	412	—	—
Acquisition of property, plant and equipment	(380)	(68)	(11)
Proceeds from VAT refund related to intangible assets	—	1,876	306
Interest received	9,177	3,772	615
Net cash used in investing activities	(110,791)	(64,420)	(10,505)
Cash flows from financing activities:
Purchase of treasury shares	(3,981)	—	—
Net cash used in financing activities	(3,981)	—	—

Net decrease in cash and cash equivalents	(11,956)	(102,761)	(16,757)
Cash and cash equivalents at beginning of the period	1,031,930	1,096,103	178,737
Exchange (losses)/gains on cash and cash equivalents	(84)	14	2
Cash and cash equivalents at end of the period	1,019,890	993,356	161,982